Exhibit 1.3

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of April 29, 2009 and reviewed and approved by the Board of Directors of Canadian Superior Energy Inc. ("Canadian Superior" or the "Company").  This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Association National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on Canadian Generally Accepted Accounting Principles ("GAAP").  The reporting currency is the Canadian dollar.  This MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2008 and 2007.

Non-GAAP Measures – This MD&A contains the term cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  In the Operating netback and cash flow from operations section of this MD&A, reconciliation has been prepared of cash flow from operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with GAAP.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

Forward-Looking Statements – Certain information regarding the Company presented in this document, including management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risk associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risk, competition from other producers and ability to access capital from internal and external resources, and as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Statements contained in this document relate to forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current, past or future production, development(s), testing, well test results, resource potential and/or reserves, project start-ups and future capital spending.  Forward looking information contained in this document is as of the date of this document. The Company assumes no obligation to update and/or revise this forward-looking information “except as required by law”. Current, past and/or future actual results and/or reported results, estimates, projections, resource potential and/or reserves, interpretations, prognoses, and/or estimated results, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This document may contain the reference to the terms discovery, reserves and/or resources or resource potential discovered and/or undiscovered which are those quantities estimated to be contained in accumulations.  There is no certainty that any portion of these accumulations or estimated accumulations in this document may not change materially; and that, if discovered, in any discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.  Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Business of Canadian Superior

Canadian Superior Energy Inc. is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and LNG projects, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

Canadian Superior Energy Inc.	2008 MD&A	Page 1

Operating netback and cash flow from operations

	($ thousands)			($ per boe)
Three months ended December 31,	2008	2007	% change	2008	2007	% change
Revenue
Petroleum and natural gas sales	13,331	13,215	1	45.01	44.93	0
Realized gain on financial instruments	40	--	n/a	0.14	--	n/a
Transportation	(158)	(176)	(10)	(0.53)	(0.60)	(12)
Royalties	(3,271)	(1,851)	77	(11.04)	(6.29)	76
	9,942	11,188	(11)	33.58	38.04	(12)
Operating expenses	2,983	3,392	(12)	10.07	11.53	(13)
Operating netback(1)	6,959	7,796	(11)	23.51	26.51	(11)
General and administrative	3,943	4,346	(9)	13.31	14.78	(10)
Asset retirement expenditures	169	361	(53)	0.57	1.23	(54)
Forfeiture of Nova Scotia Term Deposits	(416)	(500)	(17)	(1.40)	(1.70)	(18)
Interest and other income	(248)	(230)	8	(0.84)	(0.78)	8
Foreign exchange gain	(1,892)	(234)	709	(6.39)	(0.80)	699
Interest	515	965	(47)	1.74	3.28	(47)
Bad debt expense	218	--	n/a	0.74	--	n/a
Capital taxes	16	55	(71)	0.05	0.19	(74)
Cash flow from operations(1)	4,654	3,033	53	15.73	10.31	53
Changes in non-cash working capital	(1,969)	9,040	(122)	(6.65)	30.74	(122)
Cash used by operating activities	2,685	12,073	(78)	9.07	41.05	(78)

(1) Non-GAAP measure

	($ thousands)			($ per boe)
Twelve months ended December 31,	2008	2007	% change	2008	2007	% change
Revenue
Petroleum and natural gas sales	75,730	48,492	56	60.12	46.72	29
Realized losses on financial instruments	(496)	--	n/a	(0.39)	--	n/a
Transportation	(771)	(645)	20	(0.61)	(0.62)	(2)
Royalties	(14,404)	(7,914)	82	(11.43)	(7.63)	50
	60,059	39,933	50	47.69	38.47	24
Operating expenses	14,197	9,883	44	11.27	9.52	18
Operating netback(1)	45,862	30,050	53	36.41	28.95	26
General and administrative	14,074	13,315	6	11.17	12.83	(13)
Asset retirement expenditures	398	361	10	0.32	0.35	(9)
Forfeiture of Nova Scotia Term Deposits	(416)	(500)	(17)	(0.33)	(0.48)	(31)
Interest and other income	(700)	(925)	(24)	(0.56)	(0.89)	(37)
Foreign exchange (gain) loss	(3,877)	1,690	(329)	(3.08)	1.63	(289)
Interest	2,248	2,199	2	1.78	2.12	(16)
Bad debt expense	218	--	n/a	0.17	--	n/a
Capital taxes	16	55	(71)	0.01	0.05	(80)
Cash flow from operations(1)	33,901	13,855	145	26.94	13.34	102
Changes in non-cash working capital	(1,240)	(4,993)	75	(0.98)	(4.81)	80
Cash used by operating activities	32,661	8,862	269	25.96	8.53	204
(1) Non-GAAP measure

For the three months ended December 31, 2008, cash flow from operations was $4.7 million compared to $3.0 million in 2007. For the twelve months ended December 31, 2008, cash flow from operations was $33.9 million compared to $13.9 million in 2007. The increase in 2008 is mainly due to higher operating netbacks as a result of the acquisition of Seeker Petroleum Ltd. (“Seeker”). In addition, the Company realized higher foreign exchange gains related to the Company’s Trinidad and Tobago “Intrepid” Block 5(c) project.

Canadian Superior Energy Inc.	2008 MD&A	Page 2

Production
	Three months ended December 31		Twelve months ended December 31
	2008	2007	2008	2007

Natural gas (mcf/d)	15,726	15,366	16,685	13,496
Crude oil and natural gas liquids (bbls/d)	599	636	661	594
Total Production (boe/d) (6:1)	3,220	3,197	3,442	2,843

Fourth quarter production averaged 3,220 boe per day and for the twelve months ended December 31, 2008 averaged 3,442 boe per day. The increase in production is due primarily to additional production volumes from the acquisition of Seeker and favourable drilling results which more than offset natural declines in existing production.

Petroleum and natural gas sales, net of transportation

	Three months ended December 31		Twelve months ended December 31
($ thousands, except where otherwise noted)	2008	2007	2008	2007

Petroleum and natural gas sales, net of transportation
Natural gas	10,405	8,309	52,870	33,111
Realized gain (losses) on financial instruments	40	--	(496)	--
	10,445	8,309	52,374	33,111
Crude oil and natural gas liquids	2,768	4,730	22,089	14,736
Total	13,213	13,039	74,463	47,847
Average sales price
Natural gas ($/mcf)	7.22	5.88	8.58	6.72
Crude oil and natural gas liquids ($/bbl)	50.25	80.82	91.32	67.95
Total ($/boe)	44.48	44.33	59.51	46.10

For the three months ended December 31, 2008, petroleum and natural gas sales, net of transportation and realized losses on financial instruments (“petroleum and natural gas sales”) were $13.2 million, consisting of $10.4 million in natural gas and $2.8 million of crude oil and natural gas liquids sales. For the twelve months ended December 31, 2008, petroleum and natural gas sales were $74.5 million, consisting of $52.4 million in natural gas and $22.1 million of crude oil and natural gas liquids sales.

During the fourth quarter, Canadian Superior realized an average sales price of $44.48 per boe compared to $44.33 per boe in 2007. For the twelve months ended December 31, 2008, the company realized an average sales price of $59.51 per boe compared to $46.10 per boe in 2007.  The increase in petroleum and natural gas sales is due to increased production and higher commodity prices in 2008 compared to the same period in 2007.

During 2008, the Company realized losses of $0.5 million on a natural gas hedge of 2,000 GJs per day at $7.05 per GJ for the period February 1, 2008 to October 31, 2008. The remainder of the Company’s production is sold on the spot market.

Canadian Superior Energy Inc.	2008 MD&A	Page 3

Royalties

	Three months ended December 31		Twelve months ended December 31
($ thousands, except where otherwise noted)	2008	2007	2008	2007

Royalties
Crown	2,760	1,160	11,529	5,901
Freehold and overriding	511	691	2,875	2,013
Total	3,271	1,851	14,404	7,914
Royalties per boe ($)	11.04	6.29	11.43	7.63
Average royalty rate (%)	24.8	14.2	19.3	16.5

Canadian Superior pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation.  Natural gas and liquids royalties for the twelve months ended December 31, 2008 were $14.4 million or 19.3% of total petroleum and natural gas sales compared to $7.9 million or 16.5% in 2007. The increase in royalty rates was due to reassessments on Alberta royalty tax credits for 2004 to 2006 related to Seeker properties.

Operating expenses

Operating expenses were $3.0 million or $10.07 per boe for the fourth quarter of 2008 compared to $3.4 million or $11.53 per boe in 2007.  For the twelve months ended December 31, 2008, operating expenses were $14.2 million or $11.27 per boe compared to $9.9 million or $9.52 per boe. The increase compared to prior year is mainly due to the higher cost structure of the producing properties acquired in the Seeker acquisition and the completion of scheduled plant turnarounds in 2008.

General and administrative expenses

	Three months ended December 31		Twelve months ended December 31
($ thousands, except where otherwise noted)	2008	2007	2008	2007

Gross general and administrative expense	9,751	4,467	31,019	16,122
Capitalized general and administrative expense	(5,808)	(121)	(16,945)	(2,807)
Net general and administrative expense	3,943	4,346	14,074	13,315
General and administrative expense ($/boe)	13.31	14.78	11.17	12.83

Fourth quarter general and administrative expense (“G&A”) was $3.9 million or $13.31 per boe compared to $4.3 million or $14.78 per boe in 2007. For the twelve months ended December 31, 2008, G&A was $14.1 million or $11.17 per boe compared to $13.3 million or $12.83 per boe in 2007.  The increase in gross G&A from 2007 is mainly due to increased expenses related to the Company’s Liberty LNG project and “Intrepid” Block 5(c) project in Trinidad and Tobago.

Stock based compensation

During the twelve months ended December 31, 2008, Canadian Superior incurred stock based compensation expenses of $6.4 million compared to $4.2 million in 2007. The increase from 2007 is due to additional options issued during the year.

Depletion, depreciation and accretion

Depletion, depreciation and accretion ("DD&A") was $39.8 million or $31.56 per boe for the twelve months ended December 31, 2008. The calculation of depletion and depreciation included an estimated $12.5 million (December 31, 2007 - $8.7 million) for future development capital associated with proven undeveloped reserves and excluded $123.6 million (December 31, 2007 - $54.4 million) related to unproved properties and projects under construction or development.  Of the costs excluded $22.7 million (December 31, 2007 - $20.8 million) relates to Western Canada, $5.5 million (December 31, 2007 - $8.8 million) to East Coast Canada, $80.6 million (December 31, 2007

Canadian Superior Energy Inc.	2008 MD&A	Page 4

Depletion, depreciation and accretion (continued)

- $24.8 million) to Trinidad and Tobago, $12.3 million (December 31, 2007 – nil) to a liquefied natural gas regasification (“LNG”) project in the United States and $2.5 million (December 31, 2007 – nil) for offshore Libya/Tunisia. Canadian Superior’s DD&A per boe is high compared to other exploration and production companies its size, due to significant expenditures incurred to drill and evaluate the Company’s offshore wells in the East Coast of Canada being included in the depletable base with no associated proven reserves reflected.

Income taxes

Canadian Superior’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilled exploration and development wells.  The Company had a future income tax recovery for the twelve months ended December 31, 2008 of $3.0 million (December 31, 2007 - $6.0 million)

For the twelve months ended December 31, 2008, the Company had $256.4 million in tax pools and $10.6 million in non-capital losses that are available for future deduction against taxable income.

December 31
($ thousands)	2008
Canadian exploration expense	48,300
Canadian oil and gas property expense	48,551
Canadian development expense	53,284
Undepreciated capital costs	33,475
Share issue costs	5,971
Foreign exploration expense	66,014
Other	782
Total	256,377

Non-capital losses expire as follows:

($ thousands)
2010	220
2011 - 2025	--
2026	2,970
2027	7,387
10,577

Capital expenditures

	Three months ended December 31		Twelve months ended December 31
($ thousands)	2008	2007	2008	2007

Acquisitions	--	120	7,050	197
Exploration and development	34,248	20,148	88,336	47,332
Plants, facilities and pipelines	3,276	2,753	5,028	7,246
Land and lease	876	1,608	3,775	6,070
Capitalized general and administrative expenses	5,808	121	16,945	5,437
Exploration and development expenditures	44,208	24,750	121,134	66,282
Exploration and development divestitures	(1,315)	--	(1,315)	(41,310)
Net capital expenditures	42,893	24,750	119,819	24,972

Canadian Superior Energy Inc.	2008 MD&A	Page 5

Capital expenditures (continued)

The Company invested $119.8 million for capital expenditures during the twelve months ended December 31, 2008, of which the majority was spent to drill, test and evaluate the “Victory” and “Bounty” wells and to drill the “Endeavour” well offshore Trinidad.  In addition, the Company drilled 33 gross wells (28.1 net) in Western Canada.

Acquisition

On March 26, 2008, Canadian Superior completed the acquisition of Seeker for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

The Company reviewed the valuation of goodwill at December 31, 2008 and determined that the fair value of the reporting entity had declined. Based on this review, an impairment of goodwill of $10.4 million (December 31, 2007 – nil) has been recorded as a non-cash charge to the statement of operations at December 31, 2008.  There has been no impairment to the carrying amount of the Company’s petroleum and natural gas assets at December 31, 2008.

Liquidity and capital resources

	December 31	December 31
($ thousands)	2008	2007
Working capital surplus excluding revolving credit facility	2,034	30,447
Revolving credit facility	(43,263)	(17,784)
Working capital surplus (deficit)	(41,229)	12,663

As at December 31, 2008, Canadian Superior had a working capital deficit of $41.2 million (December 31, 2007 - $12.7 million), the Company had drawn $43.3 million (December 31, 2007 - $17.8 million) against the $45.0 million revolving credit facility (“credit facility”) at a variable interest rate of prime + 1% (December 31, 2007 – prime + 1%).  The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company.  The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater, tangible net worth to total liabilities at 1.5:1.0 or greater and tangible net worth at greater than $100 million while the credit facility is outstanding.  The borrowing base of the credit facility is subject to an annual review by the lender.  The Company had $6.0 million in cash and short-term deposits (December 31, 2007 - $13.7 million) and $15.2 million of term deposits (December 31, 2007 - $14.6 million) posted as security against the remaining Offshore Nova Scotia work expenditure bids.

Canadian Superior Energy Inc.	2008 MD&A	Page 6

Liquidity and capital resources (continued)

Subsequent to year end, on February 12, 2009, the bank demanded for payment in full the amounts outstanding together with any accrued interest and other legal fees and charges by February 23, 2009 or they would take such steps as they considered necessary to protect its position. At February 12, 2009, the amounts outstanding and owing to the bank were $44.2 million.

In addition, on February 18, 2009 the bank applied the proceeds from an asset sale by the Company as a permanent reduction to the operating facility to a maximum availability of $37.5 million.

On February 23, 2009, the bank did not take steps to protect its position. Instead, with the filing of the Initial Order for CCAA on March 5, 2009, the bank was under no obligation to advance or re-advance any monies or otherwise extend any credit to the Company. During the first stay period to March 25, 2008 the bank did allow the Company to use the available line of credit and again during the second stay period to May 4, 2009.

On September 3, 2008, the Company completed a non-brokered private placement of 8,750,000 common shares at USD $4.00 per share for gross proceeds of USD $35.0 million.

On December 5 2008, the Company completed a private placement of 10,322,581 flow through common shares at $ 1.55 per share for gross proceeds of $16.0 million.

Contingencies and commitments

Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the CNSOPB.  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. The CNSOPB has an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  As of December 31, 2008, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fully fulfilled its work expenditures on two of the exploration licenses, allowed three licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At December 31, 2008, the Company’ owned 100% of two exploration licenses which were forfeited subsequent to year end, the remaining three exploration licenses have aggregate work expenditure outstanding of $55.1 million and $15.2 million in term deposits assigned to the Canadian Receiver General through the CNSOPB.

Block 5(c) Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) PSC with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program, plus other considerations, to obtain 25% of Canadian Superior’s net revenue share from this block; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company completed the drilling of the final well of the three well program in March 2009.

On February 10, 2009 the Company announced that it proposed to monetize a 25% or larger interest in its "Intrepid" Block 5(c) offshore Trinidad and Tobago and its related discoveries, subject to acceptable terms and conditions, and subject to all required approvals. Canadian Superior has retained a financial advisor, Scotia Waterous (USA) Inc, to assist in the sale of the asset.

Canadian Superior Energy Inc.	2008 MD&A	Page 7

Contingencies and commitments (continued)

On February 12, 2009 the Company announced the appointment, upon the application of BG International Limited (“BG”), a wholly owned subsidiary of the BG Group plc, of Deloitte & Touche Inc. as Interim Receiver (the “Receiver”)of its participating interest in "Intrepid" Block 5(c). Pursuant to the Court Order, the Receiver, in conjunction with BG, will operate the property and conduct the flow testing of the "Endeavour" well which Canadian Superior believes will validate its operations to date. The Court Order allows the Receiver to charge Canadian Superior interest in Block 5(c) with an amount up to US$47.0 million to pay for its share of the costs under the joint operating agreement with BG. Canadian Superior will continue with the monetization of its interest in Block 5(c) as previously announced and the proceeds from any sale will be applied to its share of the costs charged against Block 5(c) and to discharge the Receiver.

MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well.  The estimated cost of the 3D seismic program is approximately US$30.0 million.  The Company has provided a performance guarantee of US$12.0 million to meet the minimum work program.

Libya/Tunisia

On September 3, 2008, Canadian Superior entered into an exploration production sharing agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil") and also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore, Nova Scotia, Canada.  If at the end of August 2011, no royalty well has been spud, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million. Under terms of the EPSA, Canadian Superior has been named Operator for the "7th of November Block".

The exploration work commitment for the first phase (four years) of the seven year exploration period will include three exploration wells, 300 square miles of 3D seismic, and one appraisal well.  As requirement of the EPSA, Canadian Superior has provided a bank guarantee for US$15.0 million to Joint Oil, portions of this guarantee will be reduced by Joint Oil upon Canadian Superior completing specified requirements under the EPSA.  Under the terms of the EPSA, the Company has provided a corporate guarantee and is committed to expend US$49.0 million over the seven year exploration period.

Flow-through shares

At December 31, 2008, the Company had yet to incur approximately $16.0 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2009.

Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Lease obligations

At December 31, 2008, the Company is committed to future payments for office leases and equipment.  Payments required under these commitments for each of the next five years are as follows:

	2009	2010	2011	2012	Thereafter	Total
Office rent	2,576	3,631	4,208	3,749	17,881	32,045
Equipment	49	19	11	8	--	87
	2,625	3,650	4,219	3,757	17,881	32,132

Canadian Superior Energy Inc.	2008 MD&A	Page 8

Subsequent event

On April 27, 2009, the Board of Directors of Canadian Superior announced the departure of the Executive Chairman of the Company and of Directors and the President and Chief Executive Officer of the Company.  On April 29, 2009, the Board announced the appointment of Leif Snethun as Chief Operating Officer.

Related parties transactions

During the twelve months ended December 31 2008, the Company paid $2.3 million (2007 - $1.9 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2008, the Company invoiced $1.1 million (2007 - $0.7 million), to this related party company for payroll services.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a liquefied natural gas regasification project in US federal waters offshore New Jersey.  The project will be conducted by Excalibur Energy (USA) Inc., which is a 50/50 joint venture between Canadian Superior and a company controlled and owned by certain officers and directors of Canadian Superior and third parties.  Under the terms of the joint venture agreement Canadian Superior will advance the first US$10.0 million of the pre-construction costs for the project.  Joint venture partners may discontinue their participation in the project at any time by assigning its respective interest to the remaining partners without any additional cost or further action required.  In 2008, Canadian Superior has incurred under normal industry terms and conditions $12.3 million of costs related to this project.

As at December 31, 2008, Canadian Superior carried a receivable in the amount of US$29.1 million (December 31, 2007 – US$19.7 million) from a company which one of Canadian Superior’s officers and directors is a shareholder and was a director until October 23, 2008.  The receivable at December 31, 2008 was composed of amounts owed to December 31, 2008 of approximately US$21.1 million, amounts totaling US$3.9 million representing amounts owing after settlement of dispute with the drilling contractor and approximately US$4.1 million of drilling costs incurred in December 2008 not billed until January 2009. These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5 (c) project at Trinidad under normal industry terms and conditions.

On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with this company to enable them to close on a $30 million equity financing.   At December 31, 2008, $14.0 million had been drawn and was used to satisfy this company’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5 (c) project in Trinidad.  The interest payable to Canadian Superior at December 31, 2008 was $0.1 million based on an interest rate of 10% per annum on any outstanding balance. The company may pay interest incurred in common shares. Subsequent to year end this company issued 188,216 common shares for interest payable up to and including January 31, 2009 based on a predetermined calculation. The bridge security is secured by a debenture creating a first priority security interest over all present and after-acquired personal property and a first floating charge over all present and after-acquired real and personal property of this company.  Upon any drawdown of any amounts of the bridge facility this company will issue a predetermined amount of non-transferable warrants to Canadian Superior.   At December 31, 2008, this company issued 500,000 non-transferable share purchase warrants.  Each warrant entitles the holder to purchase a common share until October, 2010 at a price of $3.50 per common share.  In addition, this company paid a standby fee of $0.1 million to Canadian Superior in 2008.

At December 31, 2008, this company was in default on repayment of the bridge facility.

On February 27, 2009, this company obtained an order from the Court of Queen's Bench of Alberta granting creditor protection under CCAA. The Initial Order was for a period ending March 23, 2009. The Initial Order was obtained after the Board of Directors determined this company was unable to continue to make required payments under a participation agreement with Canadian Superior and BG with respect to exploration Block 5(c) or to repay $14.0 million due on February 28, 2009 under a bridge loan facility with Canadian Superior.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Share capital

As at April 29, 2008 the Company had 168.6 million Class A common shares and 15.7 million stock options issued and outstanding.

Canadian Superior Energy Inc.	2008 MD&A	Page 9

Financial Instruments

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable and the bridge facility are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Risk Management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy.  Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options.  The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Credit risk

The Company’s accounts receivable and bridge facility are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks.  As at December 31, 2008, the maximum credit risk exposure is the carrying amount of the accounts receivable and accruals of $83.2 million (December 31, 2007 - $36.5 million).  As at December 31, 2008, the Company’s receivables consisted of $51.8 million (December 31, 2007 - $26.6 million) of Block 5(c) joint interest receivables, including US$29.1 million receivable (December 31, 2007 – US$19.7 million ) from a related party, $7.4 million (December 31, 2007 – $1.0 million) of Western Canada joint interest billings, $18.3 million (December 31, 2007 – $4.7 million ) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $5.6 million (December 31, 2007 – $5.4 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.  The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.3 million (December 31, 2007 - $0.7 million).  The Company provided for an additional $0.2 million in allowance and did not write-off any receivables during the year ended December 31, 2008.

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices.  At December 31, 2008, the Company has US$3.6 million in cash and short-term investments, (December 31, 2007 US$8.3) US$31.1 million (December 31, 2007 – US$26.5 million) of Block 5(c) joint interest receivables, US$15.0 million (December 31, 2007 – US$4.8 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$42.1 million (December 31, 2007 – US$8.5 million) of Block 5(c) payables, US$2.0 million (December 31, 2007 - nil) of LNG project payables and US$14.1 million (December 31, 2007 – US$13.3 million) of convertible preferred shares.  These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia.  At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

Canadian Superior Energy Inc.	2008 MD&A	Page 10

Risk Management (continued)

Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at December 31, 2008.

Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.  The following commodity price risk contract was in place during the twelve months ended December 31, 2008.

Term	Contract	Volume (GJs/d)	Fixed price	2008 Realized losses
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05	$(496)

Adoption of new accounting policies

On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures.  This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure.

On January 1, 2008, the Company prospectively adopted the following two new CICA standards: Financial Instruments - Disclosures (Section 3862) and Financial Instruments - Presentation (Section 3863), which replace Financial Instruments - Disclosure and Presentation (Section 3861).  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward former presentation requirements.

On October 1, 2008, the Company adopted CICA Section 3064 Goodwill and Intangible Assets.  This section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the original recognition of goodwill or intangible assets acquired in a business combination.  Retroactive application of prior-period financial statements is required.  Goodwill is the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in a business combination.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  To assess impairment, the fair value of the reporting unit is compared to the carrying amount of the reporting unit including goodwill.  If the fair value of the reporting unit is less than the carrying value of the reporting unit including goodwill, then a second test is performed to determine the amount of impairment.  The amount of the impairment is determined by deducting the fair value of the individual assets and liabilities from the fair value of the reporting unit to determine the implied goodwill.  An impairment loss is recognized for the excess of the carrying value of goodwill over the implied fair value.

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

Canadian Superior Energy Inc.	2008 MD&A	Page 11

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on 2008 petroleum and natural gas sales and is based on the balances disclosed in this MD&A and the consolidated financial statements for the twelve months ended December 31, 2008:

($ thousands)	Petroleum and Natural Gas Sales (1)
Change in average sales price for natural gas by $1.00/mcf	6,107
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	242
Change in natural gas production by 1 mmcf/d (2)	3,140
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	3,342
(1)	Reflects the change in petroleum and natural gas sales for the twelve months ended December 31, 2008.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the twelve months ended December 31, 2008.

Quarterly financial summary
($ thousands except per share and production amounts)
	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production
Natural gas (mcf/d)	15,726	17,268	18,626	15,123	15,366	12,838	11,802	13,984
Oil and natural gas liquids (bbl/d)	599	689	766	590	636	516	656	566
Total (boe/d)	3,220	3,567	3,871	3,110	3,197	2,656	2,623	2,897

Petroleum and natural gas sales	13,213	20,494	24,824	15,932	13,039	10,248	11,961	12,599
Net income (loss)	(18,189)	(2,117)	(1,589)	(1,863)	(9,129)	(2,865)	2,187	(129)
Earnings (loss) per share - basic	(0.11)	(0.01)	(0.01)	(0.01)	(0.07)	(0.02)	0.02	0.00
Cash flow from operations	4,654	9,330	10,723	9,194	3,033	2,101	2,251	6,470
Cash flow per share - basic	0.03	0.06	0.07	0.07	0.02	0.02	0.02	0.05

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding public disclosure.

Management, including the COO and CFO, has evaluated the effectiveness of the Company's disclosure control and procedures as of December 31, 2008. Based on this evaluation, Management concluded that the Company's disclosure controls and procedures, as defined by the rules of the Canadian Securities Administrators, as of December 31, 2008 were not effective.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

•	The Company did not effectively implement certain corporate governance policies and;

•	The Company did not have effective policies and procedures governing the authorization of transactions including material agreements.

Remediation Effort in 2009

The Company is taking steps to augment and improve the design of procedures and controls impacting these areas of weakness in internal controls over financial disclosure controls, procedures, and reporting.  We have implemented or are implementing the following measures, which will improve significantly our internal control over financial reporting:

•	The Company will implement a delegation of authority to guide decisions and provide guidance to the dollar level amount of transactions that can be entered into by employees at all levels; and

•	The implementation of a Board of Directors Mandate and a Corporate Governance mandate to be reviewed and approved on an annual basis.

Canadian Superior Energy Inc.	2008 MD&A	Page 12

Disclosure controls and procedures and internal control over financial reporting (continued)

Management believes that, through implementation of the measures noted above, we will address the conditions identified above as material weaknesses. We will monitor the effectiveness of these measures, and our internal control over financial reporting on an ongoing basis. We will continue to asses our remediation plans and will take further action, as appropriate, to strengthen our internal control over financial reporting.

Management is committed to the ongoing process surrounding the design of effective disclosure controls and procedures. For the year ended December 31, 2007, Management identified material weaknesses surrounding the recording of transactions, the lack of adequate staffing and the safeguarding of monetary assets. During 2008 Management took steps to augment and improve the controls surrounding these deficiencies such that these material weaknesses no longer existed at December 31, 2008. Management will take steps in 2009 to remediate material weaknesses identified at the entity level for the current year, through approved authorization limits and increased Board operating effectiveness.

Critical accounting estimates

To prepare the financial statements in accordance with GAAP, management is required to make judgments and estimates that could influence the financial results of the Company.  Management continually reviews its estimates, but changes in facts or circumstances may result in revised estimates and actual results may differ from these estimates.  A summary of the Company’s critical accounting polices has been provided in note 2 of the consolidated financial statements.  The Company's critical accounting estimates are discussed below.

Petroleum and Natural Gas Reserves

The Company uses the full cost method of accounting for its oil and gas activities, which are dependent on estimated reserves that management believes, are recoverable from its oil and gas properties.  The process for estimating reserves is complex and subjective.  The Company's determination of reserves is based on a combination of:

•	geological, geophysical and engineering estimates;
•	future production rates;
•	future commodity prices; and,
•	future development and operating costs.

Management believes these factors to be reasonable based on the information that is available as of the time of the estimate of reserves and is subsequently reviewed by its independent engineers.  Estimates of these factors can significantly change over time as additional data relating to development, production, pricing and costs is received for its oil and gas properties.

All of the Company’s reserves are evaluated and reported on by independent engineers in accordance with NI 51-101.  In addition, the Company has established a Reserves Committee to assist the Board of Directors and the Audit Committee to review its oil and gas reserves and other related disclosures.  The Reserves Committee is comprised of three members of the Board of Directors.

The Company’s estimate of reserves impacts the accounting for depletion and impairment expense.  In addition, Canadian Superior’s borrowing base for the credit facility is determined based on estimates of proved reserves.

Full Cost Impairment

The Company evaluates its oil and gas properties for impairment if a significant event or change occurs.  This can include a significant decrease in oil and gas prices, revisions to proved reserves, changes in operating expenses or changes in its operating environment.

The Company’s oil and gas properties are evaluated for impairment by comparing the undiscounted future net cash flows of the property against its carrying value.  The property is written down to its fair value if the carrying value is greater than the calculated fair value.  The Company calculates the fair value based on the discounted cash flow approach.

Canadian Superior Energy Inc.	2008 MD&A	Page 13

The calculation of undiscounted future net cash flows by management requires significant assumptions to be made for future prices and reserves.  The Company's estimates for future prices are based on benchmark prices compiled by independent engineers, adjusted to reflect risk management contracts, transportation expense or quality differentials.

Critical accounting estimates (continued)

Management believes the assessment of impairment of oil and gas properties is a critical accounting estimate primarily due to the complexity of the assumptions used in the calculation.

The Company’s oil and gas properties were evaluated for impairment as at December 31, 2008 and based on its estimates, no impairments were required.  In the existence of an impairment charge, the Company would record an increase in depreciation and depletion expense for the period.

Goodwill Impairment

The Company tests goodwill for impairment whenever an event or circumstances occurs that may reduce the fair value of a reporting unit below its carrying amount and at least on an annual basis. The Company’s goodwill impairment test consists of a two-step process. In step one, the fair value of a reporting unit is compared to the carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds fair value the second step is required. The second step allocates the fair value of the reporting unit to its underlying assets and liabilities resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in the statement of operations.

The process of assessing goodwill for impairment involves determining the fair values of the Company’s assets using one or more valuation techniques including present value calculations of estimated future cash flows. This process involves various assumptions and judgments about future commodity prices, future income, operating costs and discount rates. Changes in these assumptions or judgments could result in an impairment of all or a portion of goodwill.

The Company’s goodwill was tested for impairment as at December 31, 2008. Based on this review, an impairment of goodwill of $10.4 million (December 31, 2007 – nil) has been recorded as a non-cash charge to the statement of operations at December 31, 2008.

Asset Retirement Obligations

The Company has a legal obligation associated with the retirement of present and former operating sites.  Management is required to make significant estimates and assumptions to calculate the estimated fair value of future retirement of its tangible assets.  This includes making estimates of future activities and environmental rules and regulations that could potentially impact the Company’s future retirement obligation.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as accretion expense in the statement of operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit-of-production method based on estimated proved developed reserves as determined by independent engineers.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the asset retirement obligations and the recorded liability is recognized as a gain or loss in the Company’s statement of operations in the period in which the settlement occurs.

Income Taxes

The calculation of the Company’s income tax provision and future income tax liability is complex and requires making certain judgments and constant review of laws and regulations in multiple jurisdictions.  Changes in facts

Canadian Superior Energy Inc.	2008 MD&A	Page 14

and circumstances as a result of income tax audits, reassessments and changes in existing legislation could result in a corresponding increase or decrease in the Company's provision for income taxes.

Canadian Superior Energy Inc.	2008 MD&A	Page 15

Risk assessment

There are a number of risks facing participants in the oil and gas industry.  Some of the risks are common to all business, while others are specific to a sector.  The following reviews the general and specific risks to which the Company is exposed.  The Company's management realizes that these risks cannot be eliminated, however they are committed to monitoring and mitigating these risks.

Risk Management

In order to manage the Company’s exposure to commodity price, interest rate and foreign exchange risk, the Company developed a risk management policy.  Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options.  The Company's Board of Directors evaluates and approves the need to enter into such arrangements.  At this time, the Company has chosen not to enter into such risk management arrangements.

Term Deposits

At December 31, 2008, the Company had $15.2 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids.  To the extent that expenditures are not incurred within the periods allowed, the Company would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment, The Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) has an additional extension program that allows, when approved by the CNSOPB, these expiry dates to be extended up to nine years by payment of annual extension fees, which can be refunded based on allowable expenditure rules and drilling activity.  This allows the Company to extend EL 2406 to December 31, 2010, EL 2415 to December 31, 2012 and EL 2409 to December 31, 2012 on a year by year basis if the Company chooses.

Environmental and Safety

The oil and natural gas industry is subject to environmental regulations pursuant to municipal, provincial and federal legislation in Canada and similar legislation in other countries.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of the applicable regulatory authorities.  A breach of such legislation may result in the imposition of fines or penalties, some of which could be material.  The Company is committed to meeting and exceeding environmental and safety standards.

Canadian Superior’s Board of Directors and management team monitor, develop and implement policies and procedures to mitigate the environmental and safety risks of the Company.

Reserve Replacement

The Company is dependent on its ability to find, acquire, develop and produce oil and natural gas reserves.  The Company will need to continually add new reserves to offset the natural decline and production from existing reserves.  The Company’s ability to increase reserves is dependent on its ability to explore and develop its existing properties as well as its ability to select and acquire new properties or projects.  There is no assurance that the Company will continue to be able to explore, develop or acquire the reserves necessary to offset the natural decline and production from its existing reserves.

To mitigate this risk, Canadian Superior has assembled a team of experienced technical professionals who have expertise operating and exploring in the core areas of the Company.  In addition, the Company targets prospects that have multi-zone potential and employs advanced geological and geophysical techniques to increase the likelihood of finding additional reserves.

Reserve Estimates

There is significant uncertainty inherent in the estimating of economically recoverable oil and gas reserves (including natural gas liquids) and the future net cash flows to be derived from these reserves.  The Company’s reserves are estimated by an independent engineering firm.  Estimates are made based on a number of variable factors and assumptions, including future oil and gas prices, projected production rates, timing and amount of capital expenditures, future operating expenses and royalties and impact of regulation by government agencies.  The Company’s actual production and future cash flows may vary from its estimates, and such variations could be material.

Canadian Superior Energy Inc.	2008 MD&A	Page 16

Risk assessment (continued)

Operational

Oil and gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas release and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury.  In accordance with industry practice, Canadian Superior is not fully insured against all of these risks, nor are all such risks insurable.  Canadian Superior maintains liability insurance in an amount that it considers consistent with industry practice.  However, due to the nature of these risks it is possible that liabilities could exceed policy limits, which could cause the Company to incur significant costs that could have a materially adverse effect on its financial condition.  Oil and natural gas operations are also subject to additional risks, including premature decline of reservoirs and the invasion of water into producing formations.

Canadian Superior’s future oil and gas exploration and development activities are dependent on the Company’s ability to engage drilling and related equipment in the particular areas where the activities will be conducted.  Demand for limited equipment or access restrictions may affect the Company's ability to complete future exploration and development activities.  The Company is exposed to additional risks associated with oil and gas properties where Canadian Superior is not the operator, and is dependent on the timing and success of such operators as the Company will largely be unable to direct or control the activities.  The Company attempts to mitigate these risks by developing strong relationships with existing and potential partners, suppliers and contractors.

Commodity Prices and Marketing

Canadian Superior is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as all of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.

In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

Canadian Superior’s ability to market its natural gas may depend on its ability to acquire space on pipelines that deliver natural gas to commercial markets.  The Company may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and facilities as well as extensive government and regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Liquidity and Capital Resources

The Company generally relies on cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity.  Cash is primarily used, and will continue to be used, to fund acquisitions, exploration and development of petroleum natural gas properties, expenses for continued operations, G&A costs and/or repayment of principal and interest outstanding on the credit facility.

The capital management objective of the Company remained the same as that of the previous year. The CCAA proceedings have significantly affected the Corporation’s ability to manage its capital structure in the near term.

The Company’s primary short-term objectives of managing capital are:

•	To ensure a successful restructuring and financial reorganization of the Company;
•	To maintain a level of corporate liquidity necessary to fund the Company’s operating cycle; and
•	To preserve its financial flexibility in order to benefit from potential opportunities as they arise.

Under the CCAA proceedings, the Company manages its liquidity and makes adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets.

Canadian Superior Energy Inc.	2008 MD&A	Page 17

Risk assessment (continued)

Technology

The Company relies on information technology to manage its day-to-day operations and perform reporting obligations, including the preparation of financial statements, reporting to joint venture partners and various governments in relation to payment of royalties and taxes.

Regulatory

Oil and gas operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time.  Canadian Superior’s operations may require licenses and permits from various governmental authorities.  There can be no assurance that Canadian Superior will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

Title to Properties

Although title reviews may be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of Canadian Superior, which could result in a reduction of the revenue received by the Company.

Conflicts of Interest
Certain of the directors and officers of Canadian Superior are also directors and officers of other oil and gas companies involved in oil and gas exploration and development, and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions.

Reliance on Key Personnel
Canadian Superior is largely dependent on the performance of its management and key employees.  The Company does not carry any key person insurance in effect for management or key employees, and therefore, there is a risk that the loss of services of such key personnel could have a material adverse effect on the Company.  In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Company can continue to attract and retain all personnel necessary to ensure the continued exploration, development and operation of its business.  Investors must rely on the ability, expertise, judgment, discretion, integrity and good faith of management.

Additional Information

Additional information relating to Canadian Superior is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Canadian Superior Energy Corp., Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on the Company’s website at www.cansup.com.

Canadian Superior Energy Inc.	2008 MD&A	Page 18